10/8

02055328

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME B.T.S. Entertainment & Multimedia Ltd

*CURRENT ADDRESS ______

**FORMER NAME ______

**NEW ADDRESS ______

PROCESSED
OCT 23 2002
THOMSON FINANCIAL

FILE NO. 82- 4245 FISCAL YEAR 5-4-02

* Complete for initial submissions only ** Please note name and address changes

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DATE : 10/9/02

02 OCT -8 AM 11:07

SEC EXEMPTION #82-4245

B·F·S

ENTERTAINMENT & MULTIMEDIA LIMITED

AR/S
5-4-02

ANNUAL REPORT

BFS VIDEO and AMERICAN HOME TREASURES are divisions of
BFS ENTERTAINMENT & MULTIMEDIA LIMITED


EXTREMELY
DANGEROUS


The
Worst Witch

TABLE OF CONTENTS

CORPORATE PROFILE

Established in the early eighties, BFS is a recognised independent manufacturer and distributor of home video. With facilities in Toronto, Ontario, the Company markets and distributes videos throughout North America, with approximately 82% of the business in the United States.

Under exclusive North American license agreements, the Company sells its products through various channels, including retailers, distributors, mail order houses as well as its own specialised mail order catalogue.

The Company's products can be classified into several categories including classic dramas, mysteries, comedy, sports and factual programmes. Titles are sold under the BFS Video and American Home Treasures Video labels. Programmes are licensed from independent production companies as well as such companies as the BBC (British Broadcasting Corporation), Carlton International and Granada.

The Company strategy is to continue to acquire new programming for North America and to expand its distribution. The Company is also continuing to look for small companies that can be acquired and that fit the current business model.

MESSAGE FROM THE CHAIRMAN

Fiscal 2002 met our expectations with sales of $8.5 million an increase of 23% over the prior year and net earnings of $542,000 a 78% increase over the prior year.

With EBITDA exceeding $2 million (25 cents per share) and earnings before income taxes of $813,000 we believe the company is solidly positioned and prepared for continued growth.

We will continue to focus and expand on our profitable, time proven core business, by broadening our range of titles and expect to see positive benefits in the coming year. At the same time we continue to search for small compatible companies that can be acquired and will fit our existing business model.

On behalf of the board of Directors I wish to thank our shareholders, employees and suppliers for their continued support and look forward to a successful fiscal 2003.



Denis B.E. Donnelly,
Chairman, President and Chief Executive Officer


CATE BLANCHETT
HUGO WEAVING
BORDERTOWN
Where dreams begin – and sometimes end.


CLASSIC
BIKER
MOVIES
GEORGE HAMILTON
JOE NAMATH
ANN-MARGRET
GARY BUSEY
3 GREAT MOVIES
BAD TO THE BONE ACTION!


CLASSICAL
ART OF
Ballet


Animals
at Play

FINANCIAL HIGHLIGHTS

	May 4, 2002	May 5, 2001
Sales	**$ 8,502,166**	$ 6,906,617
Operating earnings (EBITDA)	**2,003,943**	1,485,007
Net earnings	**541,722**	304,857
Shareholders' equity	**3,145,614**	2,601,932
Capital asset additions	**547,142**	328,640
Total assets	**6,436,586**	5,945,608
Operating earnings (EBITDA) per share	**0.25**	0.18
Earnings per share	**0.07**	0.04

COMMON SHARE AND PRICE INFORMATION

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Average number of shares outstanding	8,047,333	8,047,333	8,052,729	8,054,333
Trading volume	79,250	59,826	227,500	374,100
Share price (high)	$ 0.41	0.40	0.37	0.79
Share price (low)	$ 0.27	0.27	0.28	0.30

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following discussion of the results of operations and financial condition for the years ended May 4, 2002 and May 5, 2001 should be read in conjunction with the consolidated financial statements and accompanying notes.

Overview

The consolidated financial results for the fifty-two week period ended May 4, 2002 include the operations of the corporation and its wholly-owned subsidiaries. The comparative results for the previous fiscal year ended May 5, 2001 are for fifty-two weeks of operations.

Sales

Sales for the year were $8,502,166 a 23% increase of $1,595,549 over the prior year. Sales to the United States represented 82% of sales, compared to 86% in the prior year.

Gross Profit

Gross profit for the year was $5,310,178 (63% of sales) compared to $4,358,479 (63% of sales) in the prior year.

Operating Expenses

Total operating expenses before interest, income taxes, amortization and non-recurring charges were $3,306,235 (39% of sales) compared to $2,873,472 (42% of sales) in the prior year.

Amortization

Amortization of capital assets and deferred development costs was $414,086 compared to $299,934 in the prior year. Amortization of master tapes and deferred development costs increased this year by $47,213, which reflects the Company's continued significant investment in the new DVD media format. Amortization of assets under capital leases has increased by $55,585 this year, which reflects the increased investment by the Company in capital leases for computer software and hardware.

Amortization of the AHT Video Library was $509,484 in both the current and previous year.

Net Earnings

Operating earnings before interest, income taxes and amortization (EBITDA) were $2,003,943, or $0.25 per share for the fiscal year, compared to $1,485,007, or $0.18 per share in the prior year. Operating earnings before income taxes were $813,022 compared to $306,495 in the prior year. Net earnings were $541,722 or $0.07 per share for the year, compared to $304,857 or $0.04 per share in the prior year. The weighted average number of shares outstanding for this year was 8,049,440.


JOHN FORSYTHE LLOYD BRIDGES
LESLIE NIELSEN JOSEPH CAMPANELLA
3 GREAT MOVIES
THEY CALL IT MURDER
MURDER ONCE REMOVED
A TATTERED WEB
GREAT DETECTIVE MOVIES
THEY'RE ON THE TRAIL OF JUSTICE


THE
MIXER


SPYING
GAME


GORDON JACKSON KEITH MICHELL
My Brother Tom

MANAGEMENT'S DISCUSSION AND ANALYSIS

(Continued)

Balance Sheet

Total assets of the corporation this year amounted to $6,436,586 compared with $5,945,608 in the prior year.

Inventory increased to $1,950,644 from $1,513,060 in the prior year as a result of increased sales and new title additions. Prepaid royalties for video products increase to $713,949 from $563,568 in the prior year.

Net capital assets increased to $957,347 from $705,490 in the prior year. Continuing capital expenditures for DVD and videocassette master tapes of $466,381 were made during the year. Capital expenditures of $51,500 were made during the period to upgrade computer hardware and software. Warehouse expenditures of $18,178 were made during the year to optimize the configuration of storage areas.
Deferred development costs of $184,189 were incurred during the year related to the design and development of DVD and videocassette products.

Total liabilities decreased to $3,290,972 from $3,343,676 in the prior year and shareholders' equity increased to $3,145,614 from $2,601,932 in the prior year. On March 19, 2001, the corporation received approval from the Toronto Stock Exchange to purchase, pursuant to a normal course issuer bid expiring on March 18, 2002, a maximum of 464,123 common shares of the corporation for cancellation. Pursuant to the approval, the corporation purchased 3,000 common shares for cancellation for $840.

On May 6, 2002, the corporation received approval from the Toronto Stock Exchange to purchase, pursuant to a normal course issuer bid expiring on May 14, 2003, a maximum of 446,023 common shares for cancellation.

Liquidity and Capital Resources

At year-end, the Company had an operating line of credit of $2,500,000 of which $1,064,000 was outstanding. A registered general agreement providing a first charge over all accounts receivable, inventories and equipment, other than leased assets, has been provided as security for this operating line of credit.

Risks and Opportunities

Foreign Currency

The Company's products are sold to Canadian customers in Canadian funds and to United States customers in United States funds. Increases in the value of the Canadian dollar relative to the United States dollar could adversely affect the Company's results of operations.

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL STATEMENTS

The accompanying consolidated financial statements and all information contained in this annual report are the responsibility of management, who are satisfied with the integrity and objectivity of the information contained therein. The statements have been prepared in accordance with policies and procedures established by management and conform to Canadian generally accepted accounting principles, reflecting management's best estimates and judgements.

In management's opinion, these statements reflect fairly the financial position of the company, the results of its operations and the changes in cash flow. The company's procedures and related internal control systems are designed to provide reasonable assurance that the assets are safeguarded and reliable financial records are maintained.

Lipton, Wiseman, Altbaum & Partners LLP, Chartered Accountants, as the shareholders' auditors, have audited the consolidated financial statements and their report appears here. Their opinion is based on an examination conducted in accordance with Canadian generally accepted auditing standards and a review of the company's accounting policies and procedures and internal control systems. They obtain sufficient audit evidence to provide reasonable assurance that the consolidated financial statements are presented fairly, in all material respects, in accordance with Canadian generally accepted accounting principles.

The Audit Committee, which consists of non-executive directors, meets with management and the external auditors to review the company's consolidated financial statements before recommending the statements to the Board of Directors for approval.

Denis B.E. Donnelly
Chairman, President and
Chief Executive Officer

John P. Grzybowski, MBA, CA
Chief Financial Officer

AUDITORS' REPORT

To the Shareholders of
BFS Entertainment & Multimedia Limited

We have audited the consolidated balance sheets of BFS Entertainment & Multimedia Limited as at May 4, 2002 and May 5, 2001 and the consolidated statements of operations, retained earnings and cash flows for the fifty-two weeks ended May 4, 2002 and the fifty-two weeks ended May 5, 2001. These consolidated financial statements are the responsibility of the corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the corporation as at May 4, 2002 and May 5, 2001 and the results of its operations and its cash flows for the fifty-two weeks ended May 4, 2002 and the fifty-two weeks ended May 5, 2001 in accordance with Canadian generally accepted accounting principles.

Lipton, Wiseman, Altbaum & Partners LLP

Chartered Accountants
Toronto, Ontario
June 7, 2002


S.W.A.T


CATHERINE COOKSON'S
Sometimes friendship has a bitter taste.


RICHARD ROUNDTREE TOM SKERRITT
3 GREAT MOVIES
GREAT FIRE MOVIES
Think you can take the heat?


DEMOB

CONSOLIDATED BALANCE SHEETS

as at	**May 4, 2002**	May 5, 2001
Assets		
Current		
Accounts receivable	**$ 1,703,685**	$ 1,479,586
Inventories	**1,950,644**	1,513,060
Prepaid video royalties	**713,949**	563,568
Income taxes recoverable	**-**	31,944
Prepaid expenses and deposits	**69,386**	152,288
Deferred development costs	**172,188**	118,777
	4,609,852	3,859,223
AHT Video Library	**636,858**	1,146,342
Loan receivable (Note 3)	**28,000**	42,000
Deferred development costs	**204,529**	192,553
Capital assets (Note 4)	**957,347**	705,490
	$ 6,436,586	$ 5,945,608
Liabilities		
Current		
Bank indebtedness (Note 5)	**$ 1,011,941**	$ 625,256
Accounts payable and accrued liabilities	**1,091,933**	1,063,655
Income taxes payable	**56,300**	-
Long-term debt due within one year (Note 6)	**383,334**	708,333
Capital lease obligations due within one year (Note 7)	**62,741**	69,756
	2,606,249	2,467,000
Long-term debt (Note 6)	**437,500**	820,834
Capital lease obligations (Note 7)	**32,223**	55,842
Future income taxes	**215,000**	-
	3,290,972	3,343,676
Shareholders' Equity		
Capital stock (Note 8)	**2,159,783**	2,157,823
Retained earnings	**985,831**	444,109
	3,145,614	2,601,932
	$ 6,436,586	$ 5,945,608

See accompanying notes to consolidated financial statements

These consolidated financial statements are approved by and on behalf of the Board of Directors:

Director

Director

CONSOLIDATED STATEMENTS OF OPERATIONS

For the period ended		May 4, 2002 *Fifty-two weeks*		May 5, 2001 *Fifty-two weeks*
Sales	**$**	**8,502,166**	$	6,906,617
Cost of goods sold		**3,191,988**		2,548,138
Gross profit		**5,310,178**		4,358,479
Selling expenses		**1,497,252**		1,059,062
Administrative expenses		**1,808,983**		1,814,410
		3,306,235		2,873,472
Operating earnings before interest, amortization and income taxes		**2,003,943**		1,485,007
Interest expense		**267,351**		369,094
Operating earnings before amortization and income taxes		**1,736,592**		1,115,913
Amortization of capital assets and deferred development costs		**414,086**		299,934
Operating earnings before amortization of AHT Video Library and income taxes		**1,322,506**		815,979
Amortization of AHT Video Library		**509,484**		509,484
Earnings before income taxes		**813,022**		306,495
Current Income taxes		**56,300**		–
Future Income taxes		**215,000**		1,638
Net earnings	**$**	**541,722**	$	304,857
Weighted average number of shares outstanding		**8,049,440**		8,044,045
Operating earnings per share before interest, amortization and income taxes	**$**	**0.25**	$	0.18
Earnings per share (Note 8)				
Basic	**$**	**0.07**	$	0.04
Diluted	**$**	**0.07**	$	0.04

See accompanying notes to consolidated financial statements


The
FOUR FEATHERS


The DARLING
BUDS of MAY

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

For the period ended		May 4, 2002 *Fifty-two weeks*		May 5, 2001 *Fifty-two weeks*
Retained earnings – beginning of period	**$**	**444,109**	$	139,252
Net earnings		**541,722**		304,857
Retained earnings – end of period	**$**	**985,831**	$	444,109

See accompanying notes to consolidated financial statements


MOLL
FLANDERS


ESCAPE STORIES
AMAZING TALES OF
WARTIME
ESCAPES
INCREDIBLE
FLIGHTS
TO FREEDOM!

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the period ended	**May 4, 2002** *Fifty-two weeks*	May 5, 2001 *Fifty-two weeks*
Operating activities		
Net earnings	**$ 541,722**	$ 304,857
Items not affecting cash:		
Future income taxes	**215,000**	1,638
Net decrease (increase) in prepaid royalties	**(150,381)**	138,738
Forgiveness of loan receivable	**14,000**	14,000
Amortization of capital assets	**295,284**	210,608
Amortization of deferred development costs	**118,802**	89,326
Amortization of AHT Video Library	**509,484**	509,484
	1,543,911	1,268,651
Net changes in non-cash working capital balances (Note 10)	**(462,259)**	(276,511)
Cash flows provided by operating activities	**1,081,652**	992,140
Financing activities		
Increase (decrease) in bank borrowings	**386,685**	(56,113)
Proceeds from capital lease obligations	**39,416**	23,275
Repayment of capital lease obligations	**(70,049)**	(59,703)
Repayment of long-term debt	**(708,333)**	(438,677)
Proceeds from issue of common shares	**2,800**	–
Purchase of common shares for cancellation	**(840)**	–
Cash flows used in financing activities	**(350,321)**	(531,218)
Investing activities		
Additions to capital assets	**(547,142)**	(328,640)
Additions to deferred development costs	**(184,189)**	(132,282)
Cash flows used in investing activities	**(731,331)**	(460,922)
Net change in cash and cash equivalents	**–**	–
Cash and cash equivalents – beginning and end of period	**$ –**	$ –

See accompanying notes to consolidated financial statements

1 | SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies of the corporation and its subsidiaries conform with generally accepted accounting principles in Canada and are summarized below:

(a) Basis of consolidation

The consolidated financial statements include the accounts of the corporation and its wholly-owned subsidiaries.

(b) Management estimates

The preparation of these consolidated financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual amounts are not expected to materially vary from these estimates.

(c) Accounts receivable

Accounts receivable are carried at amounts due, net of a provision for amounts estimated to be uncollectible.

(d) Inventories

Inventories are valued at the lower of cost, determined on a first-in first-out basis and net realisable value.

(e) Royalties

The corporation makes advance royalty payments to secure its video license agreements. These payments are treated as prepaid video royalties and are expensed as part of cost of goods sold when sales are made.

(f) Deferred development costs

Deferred development costs relating to the design and development of video products are amortized as follows; first year - Nil; subsequent three years - straight-line.

(g) AHT Video Library

The AHT Video Library is stated at cost less accumulated amortization. Amortization is provided for on a straight-line basis over a four year period.

(h) Capital Assets

Capital assets are stated at cost less accumulated amortization. Amortization is provided for at the following annual rates and methods:

Office and warehouse equipment	20% - declining balance
Computer hardware	30% - declining balance
Computer software	2 years - straight-line
Leasehold improvements	Straight-line over the term of the lease plus the first renewal period (10 years)
Master tapes	First year - Nil; subsequent three years - straight-line
Equipment under capital leases:	
Warehouse equipment	20% - declining balance
Computer hardware and software	Straight-line over the term of the lease

(i) Cash and cash equivalents

Cash and cash equivalents include cash on hand and balances with banks, net of bank overdrafts, and highly liquid temporary money market instruments with original maturities of three months or less. Bank borrowings are considered to be financing activities.

(j) Revenue recognition

The corporation earns its revenue from the sale and delivery of products to its customers. Revenue is recorded when the products are shipped to customers.

(k) Income taxes

The corporation uses the liability method of tax allocation. Future income tax assets and liabilities are determined based on the differences between the financial reporting and tax bases of assets and liabilities and are measured using the substantively enacted tax rates and laws that are expected to be in effect in the periods in which the future income tax assets or liabilities are expected to be settled or realized.

(l) Foreign currency translation

The temporal method is used to translate the transactions and balances of the corporation that are denominated in foreign currencies. Under this method, monetary assets and liabilities and non-monetary items carried at market values, are translated at the year-end exchange rate; other non-monetary items are translated at their historical exchange rate. Revenue and expenses are translated at weighted average exchange rates, except for amortization, which is translated at the historical exchange rate applicable to the related assets. Exchange gains and losses are recognized currently in earnings.

(m) Earnings per share

Earnings per share is calculated using the weighted average number of shares outstanding during the fiscal period amounting to 8,049,440 (2001 - 8,044,045). Diluted earnings per share is not materially dilutive as calculated in Note 8.

2 | COMPARATIVE FIGURES

Certain figures in the 2001 consolidated financial statements have been reclassified to conform with the basis of presentation used in 2002.

3 | LOAN RECEIVABLE

The loan receivable is due from an employee. The loan was made to enable the employee to purchase 200,000 common shares in the capital of the corporation. The shares purchased by the employee have been pledged as security for the loan. The loan will be forgiven as to one-fifth annually during the length of employment. In the event that employment is terminated at any time prior to five years, the corporation can repurchase the shares and cancel the unforgiven portion of the loan.


ANCIENT WARRIORS


GREAT
MOVIES
3 GREAT MOVIES


The
Worst Witch


LOVE
on a
BRANCH LINE

4 | CAPITAL ASSETS

(in dollars)	Cost	Accumulated Amortization	2002 Net	2001 Net
Office and warehouse equipment	**298,003**	**256,845**	**41,158**	77,198
Computer hardware and software	**258,526**	**180,378**	**78,148**	67,248
Leasehold improvements	**66,827**	**21,165**	**45,662**	45,467
Master tapes	**1,457,467**	**761,747**	**695,720**	367,393
	2,080,823	**1,220,135**	**860,688**	557,306
Assets under capital leases:				
Warehouse equipment	**29,276**	**17,285**	**11,991**	14,990
Computer hardware and software	**240,299**	**155,631**	**84,668**	133,194
	269,575	**172,916**	**96,659**	148,184
	2,350,398	**1,393,051**	**957,347**	705,490

5 | BANK INDEBTEDNESS

As at May 4, 2002, the corporation had an operating line of credit in the amount of $2,500,000 (May 5, 2001 - $1,500,000) of which approximately $1,064,000 (May 5, 2001 - $760,000) was outstanding at that date. The outstanding portion of the line of credit bears interest at the bank prime rate plus 0.5% per annum payable monthly. A general security agreement providing a first charge over all accounts receivable, inventories and equipment, other than leased assets, has been pledged as security for this operating line of credit.

6 | LONG-TERM DEBT

	2002	2001
(a) Term loan	**$ 812,500**	$ 1,187,500
(b) Term loan	**8,334**	41,667
Term loan	**–**	300,000
	820,834	1,529,167
Less amounts due within one year	**383,334**	708,333
	$ 437,500	$ 820,834

(a) This term loan bears interest at the rate of 12% per annum and matures on July 31, 2004. The term loan is repayable in monthly principal instalments of $31,250 commencing on July 31, 2000. Interest is calculated and payable monthly in arrears. In addition, twenty quarterly bonus interest payments are to be made in the amount of $17,500 each during the term of the loan. A debenture in the amount of $1,500,000 covering all the assets of the corporation, other than leased assets, has been pledged as security for the term loan. The debenture is subordinated to the bank indebtedness as referred to in Note 5.

(b) The term loan bears interest at the rate of prime plus 1.5% per annum. The term loan is repayable in monthly principal instalments of $2,778 plus accrued interest. Security for the term loan is as provided in Note 5.

Principal repayments due in future fiscal years are as follows:

2003	**$ 383,334**
2004	**375,000**
2005	**62,500**
	$ 820,834

During the year, the corporation paid interest totalling $198,181 (2001 - $276,049) on the long-term debt.

7 | LEASE OBLIGATIONS

The following is a summary of the corporation's lease obligations due in future fiscal years:

	Capital Leases	Operating Leases
2003	**$ 67,662**	**$ 118,490**
2004	**23,409**	**26,700**
2005	**10,647**	**-**
	101,718	
Less interest portion	**6,754**	
Present value of minimum lease payments	**94,964**	
Less amounts due within one year	**62,741**	
	$ 32,223	**$ 145,190**

The capital leases bear interest at rates varying between 8.1% and 11.0% per annum. During the year, the corporation paid interest totalling $8,493 (2001 - $12,044) on its capital lease obligations.
The corporation is required to pay all realty taxes and certain other occupancy costs for the building operating lease.

8 | CAPITAL STOCK

Authorized

Unlimited Common shares

Issued

		2002	2001
8,054,333	Common shares (2001 - 8,047,333)	**$ 2,159,783**	$ 2,157,823

Common shares

	Shares	Amount
Balance – beginning of period	**8,047,333**	**$ 2,157,823**
Cancelled pursuant to normal course issuer bid	**(3,000)**	**(840)**
Issued to employee	**10,000**	**2,800**
Balance – end of period	**8,054,333**	**$ 2,159,783**

On March 19, 2001, the corporation received approval from the Toronto Stock Exchange to purchase, pursuant to a normal course issuer bid expiring on March 18, 2002, a maximum of 464,123 common shares of the corporation for cancellation. Pursuant to the approval, the corporation purchased 3,000 common shares for cancellation for $840.
On May 6, 2002, the corporation received approval from the Toronto Stock Exchange to purchase, pursuant to a normal course issuer bid expiring on May 14, 2003, a maximum of 446,023 common shares for cancellation.

Stock option and bonus plan

The corporation has a stock option plan for directors, officers and employees, enabling them to purchase common shares of the corporation. A total of 1,175,000 common shares of the corporation have been reserved for options under this plan. As at May 4, 2002, there were 952,500 options outstanding expiring at various dates up to 2007 at exercise prices varying between $0.43 and $1.25. Each option entitles the holder to purchase one common share of the corporation.
The corporation has reserved 400,000 common shares under a stock bonus plan. The common shares will be issued from time to time as approved by the board of directors. As of May 4, 2002, 15,000 common shares have been issued under this plan.
The following table sets out the stock option plan as at May 4, 2002 and May 5, 2001 and changes during the years then ended:

	2002		2001	
	Shares	**Weighted Average Exercise Price**	Shares	Weighted Average Exercise Price
Outstanding – beginning of year	**815,000**	**$ 0.66**	695,000	$ 0.64
Granted during year	**395,000**	**0.71**	260,000	0.75
Forfeited during year	**(127,500)**	**(0.76)**	(100,000)	0.55
Expired during year	**(130,000)**	**(0.55)**	(40,000)	1.07
Outstanding – end of year	**952,500**	**$ 0.68**	815,000	$ 0.66
Options exercisable	**685,328**	**$ 0.69**	468,830	$ 0.66

The following table provides further details of the options outstanding as at May 4, 2002:

	Options Outstanding			Options Exercisable	
Range of Exercise Price	**Options Outstanding**	**Weighted Average Remaining Contractual life (in years)**	**Exercise Price**	**Options Exercisable**	**Exercise Price**
$ 0.43 – 0.64	**230,000**	**1.9**	**$ 0.50**	**170,000**	**$ 0.51**
$ 0.65 – 0.84	**675,000**	**3.1**	**0.72**	**478,662**	**0.72**
$ 0.85 – 1.04	**–**	**–**	**–**	**–**	**–**
$ 1.05 – 1.25	**47,500**	**1.6**	**1.10**	**36,666**	**1.10**
$ 0.43 – 1.25	**952,500**	**2.8**	**$ 0.68**	**685,328**	**$ 0.69**

Earnings per share

The corporation has adopted the recommendations of The Canadian Institute of Chartered Accountants' Handbook Section 3500, Earnings per Share effective May 6, 2001. The revised section requires the presentation of both basic and diluted earnings per share on the face of the income statement regardless of the materiality of the difference between them and also requires the use of the treasury method to compute the dilutive effect of options as opposed to the former imputed earnings approach.


MICAWBER


TALES OF ANGUISH, COURAGE AND ESCAPE
COLONIES OF THE CONDEMNED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Continued)


CLASSIC
70's
3 GREAT MOVIES

For the fifty-two weeks ended May 4, 2002, the exercise of outstanding stock options and warrants does not have a dilutive effect on earnings per share.

The following table sets out the computation of basic and diluted earnings per share:

		2002		2001
Numerator				
Net earnings available to common shareholders	**$**	**541,722**	$	340,857
Denominator				
Weighted average shares for basic earnings per share		**8,049,440**		8,044,045
Effect of dilutive securities:				
Employee stock options		**–**		–
Warrants		**–**		–
		–		–
Adjusted weighted average shares and assumed conversions for diluted earnings per share		**8,049,440**		8,044,045
Basic earnings per share	**$**	**0.07**	$	0.04
Diluted earnings per share	**$**	**0.07**	$	0.04


CATHERINE COOKSON'S
The Mallens

Warrants

As at May 4, 2002, there were 460,000 warrants outstanding as part of the term loan described in Note 6a. Each warrant entitles the holder thereof to purchase one common share of the corporation. All the warrants expire on July 9, 2004 at exercise prices varying between $0.65 and $1.00 per common share.

	Warrants
Balance – beginning of period	**550,000**
Expired during the year	**(90,000)**
Balance – end of period	**460,000**

9 | INCOME TAXES

The following table reconciles the statutory Federal and Provincial income tax rates to the effective income tax rate on the income before income taxes.

		2002		2001
Net earnings before income taxes	**$**	**813,022**	$	306,495
Combined basic Federal and Provincial income tax provision at statutory rates	**$**	**313,826**	$	132,102
Realisation of prior years' losses		**(275,856)**		(139,403)
Adjustment to future income tax liability		**215,000**		–
Other		**18,330**		8,939
Income taxes	**$**	**271,300**	$	1,638
Effective income tax rate (percentage)		**33.4**		0.5

The corporation's future income tax liability is the result of differences in net book value and undepreciated capital costs.

The corporation has non-capital losses carried-forward for income tax purposes amounting to Nil (2001 – $910,000).

10 | NET CHANGES IN NON-CASH WORKING CAPITAL BALANCES

		2002		2001
Decrease (increase) in accounts receivable	**$**	**(224,099)**	$	62,876
Increase in inventories		**(437,584)**		(242,620)
Decrease in income taxes recoverable		**31,944**		26,055
Decrease in prepaid expenses and deposits		**82,902**		6,815
Increase (decrease) in accounts payable and accrued liabilities		**28,278**		(129,637)
Decrease in income taxes payable		**56,300**		–
	$	**(462,259)**	$	(276,511)

11 | SEGMENTED INFORMATION

The corporation operates in the home entertainment industry in North America and sells primarily to customers in the United States. Sales to customers in the United States amounted to $6,967,000 (2001 - $5,963,000) with the balance of sales to customers in Canada.

BOARD OF DIRECTORS

David E. Chapman, Partner
Bresver, Grossman, Scheininger & Chapman LLP

Denis B.E. Donnelly
Chairman of the Board
President and Chief Executive Officer
BFS Entertainment & Multimedia Limited

Warren Palitz [1,2], Director, Investment Banking
Greentree Brokerage Services, Inc.
Philadelphia, PA, USA

Mark C. Shoniker [1,2], Director
Bank of Montreal Capital Corporation
Toronto, Ontario

C. Mark Zeilstra [1,2], Company Director
Winnipeg, Manitoba

[1] | Member of the Audit Committee

[2] | Member of the Compensation Committee

OFFICERS

Denis B.E. Donnelly
President and Chief Executive Officer

John P. Grzybowski, MBA, CA
Chief Financial Officer

David E. Chapman
Secretary

AUDITORS

Lipton, Wiseman, Altbaum & Partners LLP
Toronto, Ontario

LEGAL COUNSEL

Bresver, Grossman, Scheininger & Chapman LLP
Toronto, Ontario
Stikeman, Elliott, Toronto, Ontario
Lawrence Graham, London, England

STOCK EXCHANGE LISTING

The Toronto Stock Exchange
Trading Symbol: BFS

TRANSFER AGENT

CIBC Mellon Trust Company
Toronto, Ontario

BANKERS

Bank of Montreal
Scarborough, Ontario

CORPORATE HEADQUARTERS

360 Newkirk Road, Richmond Hill, Ontario, Canada L4C 3G7
Tel (905) 884-2323 Fax (905) 884-8292
E-Mail: info@bfsent.com
Website: www.bfsent.com

ANNUAL MEETING

The Annual Meeting of the Company's
Shareholders will be held on
Thursday, September 5, 2002 at 11:00 a.m.
in the Simcoe Room at the Toronto Marriott Eaton Centre,
525 Bay Street, Toronto, Ontario, Canada


Dangerous
Lady


A TRIP TO THE
Farm
Zoo
Seaside
Musical, magical adventures for kids!

ENTERTAINMENT & MULTIMEDIA LIMITED

360 Newkirk Road, Richmond Hill, Ontario, Canada L4C 3G7 Tel [905] 884-2323 Fax [905] 884-8292 www.bfsent.com